EXHIBIT 12
COLORADO INTERSTATE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	FOR THE QUARTERS ENDED MARCH 31,				FOR THE YEARS ENDED DECEMBER 31,
	2006		2005		2005		2004		2003		2002		2001
	(Unaudited)
	(In millions, except ratio)
Earnings
Pre-tax income from continuing operations	$65		$43		$152		$153		$220		$165		$93
Fixed charges	12		7		32		27		27		28		30
Capitalized interest	(1)		—		(1)		—		(2)		(3)		(4)

Totals earnings available for fixed charges	$76		$50		$183		$180		$245		$190		$119

Fixed charges
Interest and debt costs	$12		$7		$31		$26		$26		$27		$29
Interest component of rent	—		—		1		1		1		1		1

Total fixed charges	$12		$7		$32		$27		$27		$28		$30

Ratio of earnings to fixed charges	6.33	x	7.14	x	5.72	x	6.67	x	9.07	x	6.79	x	3.97	x

For purposes of computing these ratios:
Earnings means pre-tax income from continuing operations before fixed charges less capitalized interest.
Fixed charges means the sum of the following:
— interest costs, not including interest on rate refunds;
— amortization of debt costs; and
— that portion of rental expense which we believe represents an interest factor.